SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K





         (Mark One)

                           [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                                 OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000

                                                                 OR

                           [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                           OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from            to
                                        ----------    ----------








                         AMERICAN ELECTRIC POWER SYSTEM
                             RETIREMENT SAVINGS PLAN
                            (Full title of the plan)









                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office)

             AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS
                                                                       PAGE

SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

INDEPENDENT AUDITORS' REPORT. . . . . . . . . . . . . . . . . . . . . . . 4

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits . . . . . . . . . . . . . 5
Statements of Changes in Net Assets Available for Benefits. . . . . . . . 6
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .  7-11

SUPPLEMENTAL SCHEDULE:
I. Assets Held for Investment Purposes . . . . . . . . . . . . . . . .12-13

EXHIBITS:
Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Consent of Independent Auditors . . . . . . . . . . . . . . . . . . . .  15

             AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN



         SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Trusts Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.










                                  By:  /s/ J. Steven Kiser
                                     ----------------------------------------
                                       J. Steven Kiser, Secretary
                                       Employee Benefit Trusts Committee

         Date:   June 15, 2001

         INDEPENDENT AUDITORS' REPORT

         American Electric Power Service Corporation, as Plan Administrator:

         We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (formerly the American Electric Power System Employees Savings Plan hereafter referred to as the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




         DELOITTE & TOUCHE LLP
         Columbus, Ohio
         June 15, 2001


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
AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              December 31, 2000
                                              ------------------------------------------------
                                               Participant     Non-Participant
                                                 Directed          Directed            Total
ASSETS:

  Investments:
   Group Annuity, Bank Investment and
    Other Fixed Income Contracts              $  503,673,194   $            -   $  503,673,194
   American Electric Power Company, Inc. -
     Common Stock                                411,360,904       94,396,021      505,756,925
   Registered Investment Company                 844,269,352                -      844,269,352
   Fidelity Institutional Cash Portfolio Fund     16,460,689        3,719,060       20,179,749
   Participant Loans                              16,722,513                -       16,722,513

     Total Investments                         1,792,486,652       98,115,081    1,890,601,733

    Other Receivables                                      -        2,371,909        2,371,909

NET ASSETS AVAILABLE FOR BENEFITS             $1,792,486,652   $  100,486,990   $1,892,973,642

See notes to financial statements


AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              December 31,1999
                                              ------------------------------------------------
                                               Participant     Non-Participant
                                                 Directed          Directed            Total
ASSETS:

  Investments:
   Group Annuity, Bank Investment and
    Other Fixed Income Contracts              $  550,523,449   $            -   $  550,523,449
   American Electric Power Company, Inc. -
     Common Stock                                268,624,305       60,729,258      329,353,563
   Registered Investment Company                 932,537,562                -      932,537,562
   Fidelity Institutional Cash Portfolio Fund     22,058,652       10,509,998       32,568,650
   Participant Loans                              16,872,096                -       16,872,096


     Total Investments                         1,790,616,064       71,239,256    1,861,855,320

    Other Receivables                                      -          251,492          251,492

NET ASSETS AVAILABLE FOR BENEFITS             $1,790,616,064   $   71,490,748   $1,862,106,812

See notes to financial statements



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AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                       DECEMBER 31, 2000
                                                  -----------------------------------------------------
                                                      Participant       Non-Participant
                                                        Directed           Directed           Total
NET INVESTMENT INCOME:

  Interest                                        $    31,427,553    $          --      $    31,427,553
  Dividends                                            85,887,496          9,449,482         95,336,978
  Net Appreciation (Depreciation) in Fair Value
     of Investments                                   (42,448,846)        13,048,590        (29,400,256)

     Total Net Investment Income (Loss)                74,866,203         22,498,072         97,364,275

INTERFUND TRANSFERS                                        68,951            (68,951)              --

TRANSFERS FROM OTHER QUALIFIED PLANS                         --                 --                 --

CONTRIBUTIONS:

  Participants                                         72,051,756               --           72,051,756
  Employer                                              7,831,419         13,059,761         20,891,180

     Total Contributions                               79,883,175         13,059,761         92,942,936


DISTRIBUTIONS TO PARTICIPANTS                        (152,947,741)        (6,492,640)      (159,440,381)

INCREASE (DECREASE) IN NET ASSETS                       1,870,588         28,996,242         30,866,830

NET ASSETS AVAILABLE FOR BENEFITS
 BEGINNING OF YEAR                                  1,790,616,064         71,490,748      1,862,106,812

NET ASSETS AVAILABLE FOR BENEFITS
 END OF YEAR                                      $ 1,792,486,652    $   100,486,990    $ 1,892,973,642

 See notes to financial statements

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                      DECEMBER 31, 1999
                                                  -----------------------------------------------------
                                                      Participant       Non-Participant
                                                       Directed            Directed           Total
NET INVESTMENT INCOME:

  Interest                                        $    32,689,175    $          --      $    32,689,175
  Dividends                                            55,944,848          9,208,473         65,153,321
  Net Appreciation (Depreciation) in Fair Value
     of Investments                                    77,854,246        (62,398,494)        15,455,752

     Total Net Investment Income (Loss)               166,488,269        (53,190,021)       113,298,248


INTERFUND TRANSFERS                                       597,025           (597,025)              --

TRANSFERS FROM OTHER QUALIFIED PLANS                    7,931,925               --            7,931,925


CONTRIBUTIONS:


  Participants                                         69,695,041               --           69,695,041
  Employer                                              7,518,794         13,046,803         20,565,597

     Total Contributions                               77,213,835         13,046,803         90,260,638


DISTRIBUTIONS TO PARTICIPANTS                        (139,021,135)        (6,964,941)      (145,986,076)

INCREASE (DECREASE) IN NET ASSETS                     113,209,919        (47,705,184)        65,504,735

NET ASSETS AVAILABLE FOR BENEFITS
 BEGINNING OF YEAR                                  1,677,406,145        119,195,932      1,796,602,077

NET ASSETS AVAILABLE FOR BENEFITS
 END OF YEAR                                      $ 1,790,616,064    $    71,490,748    $ 1,862,106,812

 See notes to financial statements

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


AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.       PLAN DESCRIPTION

         The following description of the American Electric Power System Retirement Savings Plan (formerly the American Electric Power System Employees Savings Plan hereafter referred to as the Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

         The Plan became effective and commenced operations on January 1, 1978. Effective August 1, 1998, employees were eligible to become participants in the Plan on the first day of the month following their first day of employment. Prior to August 1, 1998, employees who had completed 6 months of service, as defined in the Plan, could participate in the Plan. Participants may contribute, through payroll deductions, up to 6% of their regular compensation in 1% increments as a matched contribution to the Plan. The employer contributes an amount equal to 50% of participants' matched contributions. Employees who have elected to make a 6% matched contribution to the Plan may contribute up to an additional 11% of their base compensation in 1% increments as an unmatched contribution. Highly compensated employees are currently limited to an additional 10% of their base compensation. Additionally, employees may direct that their contributions be made on an after-tax basis and/or a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code (Code). An employee's taxable income for federal income tax is reduced by any pre-tax contribution. Certain restrictions, as defined by the Code, are placed on the availability of those pre-tax accumulated funds.

         Effective June 15, 2000, American Electric Power Company Inc. (the Company) entered into a merger with Central and South West Corporation
         (CSW). The merger agreement provided that the CSW qualified plans will remain in effect until July 1, 2002. The effect on the Plan subsequent to July 1, 2002 has not yet been determined.

         American Electric Power Service Corporation is the Plan Administrator (Plan Administrator). Fidelity Management Trust Company (Fidelity) is the Trustee for all funds except the Fixed Income Fund, and is the Recordkeeper for the entire Plan. Key Trust Company of Ohio, N.A.
         (Key Trust) is Trustee for the Fixed Income Fund.

         Employer contributions are invested solely in the AEP Stock Fund. Participants may direct the investment of their contributions to any combination of the following funds:

                  The Fixed Income Fund, the objective of which is to invest in contracts with various insurance and financial institutions at varying annual interest rates, maturing over periods approximating five years or less and temporary investments in the Employee Benefits Money Market Fund and the Fidelity Institutional Cash Portfolio.

                  The AEP Stock Fund, the objective of which is to invest in American Electric Power Company, Inc. (AEP) common stock and temporary investments in the Fidelity Institutional Cash Portfolio Money Market Fund.

                  The Fidelity Puritan Fund, the objective of which is to invest in a broadly diversified portfolio of domestic and foreign common stocks, and preferred stocks and bonds, including lower-quality, high-yield debt securities. The prospectus for the Puritan Fund indicates that the Puritan Fund is a growth and income fund.

                  The Fidelity OTC Portfolio, the objective of which is to invest in common stocks, preferred stocks, securities convertible into common stocks, and debt securities that are traded on the over-the-counter (OTC) securities market. The prospectus for the OTC Portfolio indicates that the OTC Portfolio is a growth fund.

                  The Fidelity Overseas Fund, the objective of which is to invest in foreign securities, including common stocks and securities convertible into common stocks, as well as debt instruments. The prospectus for the Overseas Fund indicates that the Overseas Fund is an international growth fund.

                  The Fidelity Blue Chip Growth Fund, the objective of which is to invest in a diversified portfolio of common stocks of well-known and established domestic and foreign companies. The prospectus for the Blue Chip Growth Fund indicates that the Blue Chip Growth Fund is a growth fund.

                  The Fidelity Equity-Income Fund, the objective of which is to seek reasonable income and also to consider the potential for capital appreciation. The fund seeks a yield that exceeds the yield on the securities comprising the Standard and Poor's 500 index and normally invests at least 65% of its total assets in income-producing equity securities, while potentially investing in other types of equity securities and debt securities, including lower-quality debt securities.

                  The Fidelity Low-Priced Stock Fund, the objective of which is to seek capital appreciation by normally investing at least 65% of total assets in low-priced common stocks ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies.

                  The Fidelity Freedom Income Fund, the objective of which is to seek high current income and, secondarily, to seek capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

                  The Fidelity Freedom 2000 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2000 approaches its target retirement date. Targeted to investors expected to retire around the year 2000.

                  The Fidelity Freedom 2010 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. Targeted to investors expected to retire around the year 2010.

                  The Fidelity Freedom 2020 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. Targeted to investors expected to retire around the year 2020.

                  The Fidelity Freedom 2030 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. Targeted to investors expected to retire around the year 2030.

                  The Fidelity Freedom 2040 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2040 approaches its target retirement date. Targeted to investors expected to retire around the year 2040.

                  The Fidelity Spartan U.S. Equity Index Portfolio, the objective of which is to invest in a group of common stocks. The prospectus for the Spartan U.S. Equity Index Portfolio indicates that the Spartan U.S. Equity Index Portfolio is a growth and income fund which is designed to approximate the composition and total return of the S&P 500.

         Participants may transfer the value of their own cumulative contributions, in any whole percentage or dollar amount, among investments, change their investment elections, and change their contribution percentage as often as they like. Effective January 1, 2001, except for their pre-tax contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including company matching contributions which are immediately vested. Pre-tax contributions are not eligible for withdrawal by participants not yet age 59-1/2. Participants age 50 and over may transfer a portion or all of the value of their employer contributions from the AEP Stock Fund, as often as they like.

         Participants may borrow from their savings plan accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from six months to 54 months, or any monthly increment in-between. The loan period cannot extend beyond the date that the participant reaches age 70-1/2. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Eastern edition of the Wall Street Journal, in effect as of the first business day of the calendar quarter in which the loan is taken. Prior to April 1, 2000, there was a one-time loan processing fee of $35 and a loan maintenance fee of $3.75 per quarter. On April 1, 2000, loan fees were eliminated. Active employees make principal and interest payments through payroll deductions. Retirees/surviving spouses make monthly payments using a coupon book.

2.       ACCOUNTING POLICIES

         The accompanying financial statements are prepared on the accrual basis of accounting.

         Investments have been recorded based on the trade-date and are reported in the Statements of Net Assets Available for Benefits at fair value or contract value. The AEP Stock Fund investments are valued at year-end quoted closing prices. The year-end valuations for the various Fidelity funds are based on the closing market prices for the underlying securities as provided by the Trustee. The Fixed Income Fund contracts are valued at book value which is equal to cost plus interest, as the contracts are fully benefit responsive.

         Dividends and interest income are recorded as earned. These amounts are reinvested by the Trustees in the same funds which generated such income. Investment management fees are accounted for as a reduction in net investment income. All other Plan administration expenses are paid by the employer with the exception of per transaction charges for withdrawals and "minimum required distributions" which are borne by the participants.

         Distributions are recorded when paid. There were no amounts due to participants who requested distributions from the Plan for the years ended December 31, 2000 and 1999.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.       INVESTMENT CONTRACT VALUATION

         The Plan has a fixed income fund with Key Trust as Trustee, which invests primarily in fully benefit responsive investment contracts. Key Trust maintains the assets in a custodian account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals (credited interest rates ranged from 7.53% to 2.21% for 2000 and from 7.40% to 2.21% for 1999). The average yield was 5.82% and 5.85% for fiscal years ending December 31, 2000 and 1999, respectively. The investment is recorded in the financial statements based on the contract value of the underlying investment contracts, which approximates fair value, as reported to the Plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less withdrawals.

4.       INVESTMENTS EXCEEDING 5% OF THE PLAN NET ASSETS

         Investments exceeding five percent of net assets were:

                                                            Fair Value
                                                   ---------------------------
                                                           December 31,
                                                       2000           1999
                                                   ------------   ------------

   AEP Common Stock - Participant Directed . . .   $411,360,904   $268,624,305

   AEP Common Stock - Non-Participant Directed .   $ 94,396,021   $ 60,729,258

   Fidelity Spartan U.S. Equity Index Portfolio.   $280,004,061   $339,358,715

   Fidelity Blue Chip Growth Fund. . . . . . . .   $234,002,496   $255,397,831

   Fidelity OTC Portfolio. . . . . . . . . . . .   $169,033,714   $177,689,208



5.       NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         During 2000 and 1999, the Plan's investments (including investments bought, sold as well as held during the year) appreciated (depreciated) in value by $(29,400,256) and $15,455,752, respectively, as follows:

                                                             Fair Value
                                                    ---------------------------
                                                            December 31,
                                                        2000           1999
                                                    ------------   ------------

    Investments at Fair Value:
      American Electric Power Company, Inc. -
        Common Stock. . . . . . . . . . . . . . .  $ 161,293,077  $(147,854,918)

    Investments at Estimated Fair Value:
      Group Annuity, Bank Investment and
        Other Fixed Income Contracts. . . . . . .   (190,693,333)   163,310,670
                                                   -------------  -------------

          Total . . . . . . . . . . . . . . . . .  $ (29,400,256) $  15,455,752
                                                   =============  =============

6.       FEDERAL INCOME TAX

         The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Code; therefore, the Plan is exempt from federal income tax pursuant to Section 501(a) of the Code.

         The Plan obtained its latest determination letter on November 13, 1997, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

         Under current income tax laws and regulations, participants are not subject to federal income tax on the employer contributions to their accounts or on the accumulated earnings on employee and employer contributions until such amounts are distributed to participants.
         Employees have the option to make contributions to the Plan on a pre-tax basis, in which case federal income tax is deferred until such amounts are distributed.

7.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

8.       RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity
         Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

9.       SUBSEQUENT EVENTS

         Effective January 1, 2001, the name of the American Electric Power
         System Employees Savings Plan was changed to the American Electric
         Power System Retirement Savings Plan. The Company's matching contribution was increased from 50% to 75% for the first 6% of employee contributions. Also, the total employee contributions increased from 17% to 20%, subject to Internal Revenue Service limitations on highly compensated participants. The definition of pay was expanded to include shift differential, Sunday premium pay, incentive pay and overtime pay, in addition to base pay. At termination, employees will have the option of rolling a lump sum payment from the AEP System Retirement Plan into the AEP System Retirement Savings Plan.



                                       11
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AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE I
------------------------------------------------------------------------------------------

ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000
                                             NUMBER OF      FAIR/CONTRACT
                                           SHARES/UNITS          VALUE           COST
                                          ---------------   --------------  --------------
THE FIXED INCOME FUND:
  Fixed Income Contract -
   AIG Life Insurance Company
   7.53% effective annual yield to
   July 31, 2003. . . . . . . . . . . .                         21,386,560      21,386,560
  Group Annuity Contract -
   Business Men's Assurance
   6.35% effective annual yield to
   January 31, 2001 . . . . . . . . . .                         12,338,825      12,338,825
  Group Annuity Contract -
   Monumental Life Insurance Company
   7.40% effective annual yield to
   July 31, 2001. . . . . . . . . . . .                         27,412,665      27,412,665
  Group Annuity Contract -
   JP Morgan Securities, Inc.
   5.98% effective annual yield to
   October 15, 2001 . . . . . . . . . .                         26,345,176      26,345,176
  Group Annuity Contract -
   J.P. Morgan #2
   5.821% effective annual yield to
   July 25, 2005. . . . . . . . . . . .                         24,035,403      24,035,403
  Group Annuity Contract -
   National Westminster Bank
   2.21% effective annual yield to
   October 31, 2005 . . . . . . . . . .                         23,887,085      23,887,085
  Group Annuity Contract -
   New York Life Insurance Company
   6.08% effective annual yield to
   January 31, 2003 . . . . . . . . . .                         27,487,086      27,487,086
  Fixed Income Contract -
   Norwest Bank Minnesota
   variable annual yield with an
   indeterminate maturity date. . . . .                          5,295,070       5,295,070
  Group Annuity Contract -
   Ohio National Life Insurance Company
   5.80% effective annual yield to
   October 7, 2002. . . . . . . . . . .                         33,394,703      33,394,703
  Group Annuity Contract -
   Pacific Mutual
   6.32% effective annual yield to
   January 31, 2001 . . . . . . . . . .                          9,023,717       9,023,717
  Group Annuity Contract -
   Principle Mutual Life
   6.00% effective annual yield to
   October 31, 2003 . . . . . . . . . .                         39,985,654      39,985,654
  Group Annuity Contract -
   Protective Life Insurance Company
   5.95% effective annual yield to
   January 31, 2002 . . . . . . . . . .                         33,847,955      33,847,955


                                       12
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

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE I
------------------------------------------------------------------------------------------

ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000 (Continued)
                                             NUMBER OF      FAIR/CONTRACT
                                           SHARES/UNITS          VALUE           COST
                                          ---------------   --------------  --------------
THE FIXED INCOME FUND (Continued)
  Group Annuity Contract -
   Rabobank Nederland
   variable annual yield with an
   indeterminate maturity date. . . . .                         55,934,118      55,934,118
  Group Annuity Contract -
   Rabobank Nederland
   variable annual yield with an
   indeterminate maturity date. . . . .                         55,940,894      55,940,894
  Group Annuity Contract -
   Security Life of Denver
   Insurance Company
   6.60% effective annual yield to
   August 3, 2004 . . . . . . . . . . .                         27,364,047      27,364,047
  Group Annuity Contract -
   Transamerica Life & Annuity
   variable annual yield with an
   indeterminate maturity date. . . . .                         54,728,823      54,728,823
  Group Annuity Contract -
   Transamerica
   6.37% effective annual yield
   to April 30, 2003. . . . . . . . . .                         25,265,413      25,265,413
                                                            --------------  --------------
  Subtotal. . . . . . . . . . . . . . .                        503,673,194     503,673,194
  Fidelity Institutional Cash
   Portfolio Fund . . . . . . . . . . .  16,460,689 Units       16,460,689      16,460,689
                                                            --------------  --------------
    TOTAL - THE FIXED INCOME FUND . . .                     $  520,133,883  $  520,133,883
                                                            --------------  --------------

THE AEP STOCK FUND:
  American Electric Power Company, Inc.
   Common Stock $6.50 par value . . . . 10,876,493 Shares   $  505,756,925  $  332,419,056
  Fidelity Institutional Cash
   Portfolio Fund . . . . . . . . . . .   3,719,060 Units        3,719,060       3,719,060
                                                            --------------  --------------
    TOTAL - THE AEP STOCK FUND. . . . .                     $  509,475,985  $  336,138,116
                                                            --------------  --------------

REGISTERED INVESTMENT COMPANY:
 The Fidelity Puritan Fund. . . . . . .   2,858,978 Units   $   53,834,559  $   52,527,118
 The Fidelity OTC Portfolio . . . . . .   4,117,752 Units      169,033,714     205,711,434
 The Fidelity Overseas Fund . . . . . .     900,865 Units       30,962,713      33,924,777
 The Fidelity Blue Chip Growth Fund . .   4,541,092 Units      234,002,496     193,870,127
 The Fidelity Equity Income Fund. . . .      72,791 Units        3,889,237       3,814,948
 The Fidelity Low-Priced Stock Fund . .     181,672 Units        4,200,267       4,210,336
 The Fidelity Freedom Income Fund . . .   1,004,870 Units       11,224,394      11,398,438
 The Fidelity Freedom 2000 Fund . . . .     617,967 Units        7,298,190       7,974,878
 The Fidelity Freedom 2010 Fund . . . .   1,730,818 Units       23,954,521      25,581,291
 The Fidelity Freedom 2020 Fund . . . .   1,484,978 Units       21,621,274      23,923,763
 The Fidelity Freedom 2030 Fund . . . .     278,828 Units        4,182,420       4,668,066
 The Fidelity Freedom 2040 Fund . . . .       7,029 Units           61,506          63,669
 The Fidelity Spartan U.S. Equity Index
   Portfolio. . . . . . . . . . . . . .   5,981,714 Units      280,004,061     184,536,746
                                                            --------------  --------------
    TOTAL - REGISTERED INVESTMENT COMPANY                   $  844,269,352  $  752,205,591
                                                            --------------  --------------

PARTICIPANT LOANS (interest rate ranging from 8.75%
  through 9.5% maturing through October 2003)               $   16,722,513  $   16,722,513
                                                            --------------  --------------

TOTAL INVESTMENTS . . . . . . . . . . .                     $1,890,601,733  $1,625,200,103
                                                            ==============  ==============

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

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN


EXHIBIT INDEX
--------------------------------------------------------------------------------

                                                                        Page No.
                                                                        In this
Exhibit No.                       Description                           Filing

   23                         Consent of Deloitte & Touche LLP             15

                                                                      EXHIBIT 23
         AMERICAN ELECTRIC POWER SYSTEM
         RETIREMENT SAVINGS PLAN

         CONSENT OF INDEPENDENT AUDITORS
         -----------------------------------------------------------------------

         American Electric Power Company, Inc.:


         We consent to the incorporation by reference in Post-Effective Amendment No. 3 to Registration Statement No. 33-1052 of American Electric Power System Retirement Savings Plan (formerly the American Electric Power System Employees Saving Plan) on Form S-8 of our report dated June 15, 2001 appearing in this Annual Report on Form 11-K of American Electric Power System Retirement Savings Plan for the year ended December 31, 2000.







         DELOITTE & TOUCHE LLP
         Columbus, Ohio
         June 19, 2001









                                       15